PRICEWATERHOUSECOOPERS [LOGO]

                                             [LETTERHEAD PRICEWATERHOUSECOOPERS]

To the Shareholders and Board of Trustees of ICON Funds

In planning and performing our audits of the financial statements of ICON Funds for the year or period ended September 30,1998, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of ICON Funds is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving control procedures and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements of ICON Funds for the year ended September 30, 1998, and this report does not affect our report thereon dated November 24, 1998.

The level of certain expenses and accrued liabilities had not been monitored as of September 30, 1998. Consequently, management has determined that as a result of this, daily net asset value had been improperly computed and incorrectly applied in the computation of capital stock sales and redemption transactions and reinvestment of dividends and distributions by material amounts in certain funds. Management has recomputed the correct net asset value for those funds and is reprocessing shareholder transactions. The ICON Funds are currently monitoring the expenses and accrued liabilities and are assessing various options to enhance its control procedures over the monitoring of expenses and accrued liabilities.

This report is intended solely for the information and use of management and the Board of Trustees of ICON Funds and the Securities and Exchange Commission.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado
November 24, 1998